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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

CONFIDENTIAL

August 14, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7561

Attention:                                               Max A. Webb
J. Nolan McWilliams
Heather Clark
Linda Cvrkel

Re:                             Israel Chemicals Ltd.

Amendment No. 3 to

Confidential Draft Registration Statement on Form F-1

Submitted July 10, 2014

CIK No. 0000941221

Ladies and Gentlemen:

By letter dated July 21, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 3 to the draft Registration Statement on Form F-1 (the “Registration Statement”) of Israel Chemicals Ltd. (the “Company”) relating to a proposed offering in the United States of the Company’s ordinary shares (the “Shares”). The Company is filing this amendment to update the Registration Statement to include second quarter of 2014 financial information and otherwise update for changes to the disclosure for events that occurred subsequent to the last filing.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. References to page numbers in the Registration Statement are to page numbers in the marked copy of the Registration Statement provided to you today, which reflects changes made to the Registration Statement submitted for confidential review to the Staff on July 10, 2014. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.              Please update the financial statements as necessary to comply with Item 8A of Form 20-F.

The Company has updated the financial statements as requested on pages F-117 to F-139 to comply with Item 8A of Form 20-F.

2.              Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the public filing of your Form F-1 registration statement.

The Company will file a currently dated consent upon public filing of the Registration Statement.

* * *

The Company and we very much appreciate the Staff’s continued willingness to review the draft Registration Statement on a confidential basis.

If you have any questions regarding this submission, please call me at (212) 450-4111.

Very truly yours,

Michael Kaplan

Enclosures

CC:	Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary
(Israel Chemicals Ltd.)
Avi Doitchman, Executive Vice President, Chief Financial Officer & Strategy, Manager of Market Risk Management
(Israel Chemicals Ltd.)
Leslie N. Silverman
(Cleary Gottlieb Steen & Hamilton LLP)
Adam M. Klein
(Goldfarb Seligman & Co.)

Adva Bitan
(Gross, Kleinhendler, Hodak, Halevy, Greenberg and Co.)
Zion Amsalem
(Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)
Ofer Sela
(Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)

Via EDGAR